KWESST Micro Systems Inc. Announces Closing of Public Offering

Ottawa, Ontario, November 1, 2024 - KWESST Micro Systems Inc.  (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) ("KWESST" or the "Company"), today announced the closing of its previously announced best efforts public offering of 3,889,000 common shares ("Common Shares") (or pre-funded warrants ("Pre-funded Warrants") in lieu thereof,) at a public offering price of US$0.90 per  Common Share (or Pre-funded Warrant (inclusive of the Pre-Funded Warrant exercise price)), less the placement agent fees. The gross proceeds  from the offering were approximately US$3,500,000, before deducting placement agent fees of US$0.0675 per Common Share (being an aggregate of US$262,508 or 7.5% of the public offering price of the securities) and estimated offering expenses were approximately US$300,000. In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of US$1.125 per share. All of the Common Shares and Pre-funded Warrants were offered by the Company. The Company intends to use approximately one half of the net proceeds from this Offering for product development and business development relating to BLDS, KWESST Lightning™, ARWEN and PARA OPS™ and approximately one half of the net proceeds for working capital and other general corporate purposes.

ThinkEquity acted as sole placement agent for the offering.

A registration statement on Form F-1 (File No. 333- 282626), relating to the shares was filed with the Securities and Exchange Commission ("SEC") and became effective on October 30, 2024. The offering was made only by means of a prospectus. Copies of the final prospectus  may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The offering remains subject to the approval of the TSX Venture Exchange.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPS™ with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

Sean Homuth, President and CEO: homuth@kwesst.com

David Luxton, Executive Chairman: luxton@kwesst.com

Kris Denis, CFO and Chief Compliance Officer: denis@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com  587.225.2599

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including general economic and stock market conditions; loss of markets; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.